
RECEIVED
JUN 28 2005
PROCESSING
SECTION
213

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America




05009346

June 23, 2005

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated June 21, 2005 : " PSA Peugeot Citroën and BMW Group present the Industrial Plan for their Cooperation in Douvrin".

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

BMW Group

PSA PEUGEOT CITROËN



Press Release

PSA Peugeot Citroën and BMW Group present the Industrial Plan for their Cooperation in Douvrin

(Douvrin, France – June 21, 2005) — PSA Peugeot Citroën and BMW Group presented today the industrial plan for their cooperation, which is designed to produce a new family of small 4-cylinder petrol engines that will be used in both partners' vehicles (Peugeot, Citroën and Mini).

The cooperation strengthens high-level manufacturing expertise in Western Europe industrial facilities both in France and in the UK.
Engine parts will be machined exclusively at PSA Peugeot Citroën's Douvrin plant in Northern France, with engine assembly divided between each partner's facilities—Douvrin for PSA Peugeot Citroën and Hams Hall in the UK for Mini—to facilitate the logistics of supplying each manufacturer's car plants.

The cooperation has required the deployment of an efficient, flexible organisation tailored to meet the requirements of managing discrete assembly processes at two geographically separate production locations.

As part of the project, a complete production module will be brought on line in late 2005 at the **Française de Mécanique** plant in Douvrin. The principle of the module is based on the development of a highly integrated, independent production unit that can easily be reproduced on other sites and brings together the machining lines for the main engine components—cylinder head, crankcase, crankshaft and connecting rod—and the assembly lines. This efficient industrial organisation, based on the production of 2,500 units a day, represents an optimal solution in terms of efficiency and return on investment.

Covering a surface area of approximately 60,000 square metres, this first module required an investment of €330 million. It will be able to produce an engine every 26 seconds, regardless of the version. At full capacity, it will be run by 1,120 employees working in four shifts, who will have received 152,000 hours of training.

The **Hams Hall** plant will assemble engines for future variants of Mini. Its location near the BMW Group's Oxford plant will allow for fast, accurate, flexible management of just-in-time-sequence deliveries, resulting in reduction in stock levels and delivery times.

PSA Peugeot Citroën's **Charleville** and **Mulhouse Metallurgy Division** plants will also be integrated into the industrial plan as suppliers of raw castings. A large number of innovations has been introduced in these plants, including:

- The lost foam process for the cylinder heads.
- Pressurized aluminium casings with cast-iron jackets inserted into the casting.
- Steel crankshafts with unmachined counterweights.
- Connecting rods forged using the double impression method.

Quality management is a high priority for both partners, which is why the quality of both machined and purchased parts is managed using standards common to BMW Group and PSA Peugeot Citroën. The partners are implementing a co-ordinated process to support full, real-time transparency between the two engine plants, in order to deal effectively with any type of quality issue that might arise.

In 2002, PSA Peugeot Citroën and BMW Group announced their intention to jointly develop and produce a new range of small, high-technology petrol engines, in high volumes and cost competitive conditions. The cooperation leverages both partners' technological expertise as well as their in-depth understanding of large series production processes. Once at its maximum production capacity, the overall annual production will reach 1 million units.

BMW Group

Bayerische Motorenwerke
Aktiengesellschaft
Postal Adress
BMW AG
80788 Munchen

Office Adress
Petuelring 130
BMW Haus

Telephone +49 (0)89 382-0
Fax +49 (0)89 382-25858

www.bmwgroup.com

PSA Peugeot Citroën

75, avenue de la Grande Armée
75116 – Paris

Press Office :
Tél. +00 33 1 40 66 53 81
Fax +00 33 1 45 00 54 52

www.psa-peugeot-citroen.com